UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                              Sunterra Corporation
                             ----------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   86787D208
                                   ---------
                                 (CUSIP Number)

                          Bay Harbour Management, L.C.
                          885 Third Avenue, 34th Floor
                            New York, New York 10022
                                 (212) 371-2211
                        ---------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 15, 2006
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 707832200

1        Names of Reporting Persons.      Bay Harbour Management, L.C.
         I.R.S. Identification Nos. of above persons (entities only)
         -----------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) |X|
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3        SEC Use Only
--------------------------------------------------------------------------------
4        Source of Funds (See Instructions)
         OO
--------------------------------------------------------------------------------
5        Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]
--------------------------------------------------------------------------------
6        Citizenship or Place of Organization
         Florida
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                               7      Sole Voting Power
                                      ------------------------------------------
 Number of Shares              8      Shared Voting Power              1,177,245
 Beneficially                         ------------------------------------------
 Owned                         9      Sole Dispositive Power
                                      ------------------------------------------
                               10     Shared Dispositive Power         1,177,245
                                      ------------------------------------------
11       Aggregate Amount Beneficially Owned by Each Reporting Person  1,177,245
--------------------------------------------------------------------------------
12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) [ ]
--------------------------------------------------------------------------------
13       Percent of Class Represented by Amount in Row (11)                6.0%
--------------------------------------------------------------------------------
14       Type of Reporting Person (See Instructions)                          IA
--------------------------------------------------------------------------------

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

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the Common Stock, par value $0.01 per share (the "COMMON STOCK") of Sunterra Corporation, a Maryland corporation (the "ISSUER"). The address of the executive offices of the Issuer is 3865 W. Cheyenne Ave., North Las Vegas, Nevada, 89032.

ITEM 2.  IDENTITY AND BACKGROUND

     (a-f) This Schedule 13D is being filed by Bay Harbour Management L.C. (the "REPORTING PERSON"). The directors, executive officers and control persons of the Reporting Person are Steven A. Van Dyke, Douglas P. Teitelbaum, and John D. Stout.

     Steven A. Van Dyke, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Managing Principal of the Reporting Person. Douglas P. Teitelbaum, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Reporting Person. John D. Stout, a citizen of the United States of America, has a business address of 885 Third Avenue, New York, NY 10022. His principal occupation is Principal of the Reporting Person.

     The Investment Manager is a Florida limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, New York, NY 10022.

     During the past five years, neither the Reporting Person (nor any of Messrs. Van Dyke, Teitelbaum or Stout) have been: (i) convicted in any criminal proceeding, or (ii) a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the $1,398,304 used to purchase the Common Stock on December 15, 2006 and the funds used by the Reporting Person to make all previous and subsequent purchases of the Common Stock were various investment funds and accounts managed on a discretionary basis by the Reporting Person (the "FUNDS").


ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Person has purchased, on behalf of the Funds, the Common Stock reported by it for investment for the Funds and it has either shared or sole investment power and voting power with respect to the Common Stock reported by it. The Reporting Person acquired the Common Stock because it considered the Common Stock to be an attractive investment opportunity. The Reporting Persons may cause the Funds, or other investment entities which it advises or manages, to make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by the Funds or other investment entities at any time.

     The Reporting Person intends continuously to review its investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, the Reporting Person may cause the sale of all or part of the Shares held by it, or may cause the purchase of additional Shares or other securities of the Issuer, in privately negotiated transactions, as part of a cash tender offer or exchange offer, or otherwise. Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the Reporting Person may formulate other purposes, plans or proposals with respect to the Issuer, the Common Stock or other equity securities of the Issuer.

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

     The foregoing is subject to change at any time, and there can be no assurance that the Reporting Person will take any of the actions set forth above. Except as otherwise described in this Item 4, the Reporting Person currently has no plan or proposal which relates to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although the Reporting Person reserves the right to formulate such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 1,177,245 shares of Common Stock (the "SHARES"). The Reporting Person shares voting and dispositive power over such holdings with the Funds. As of December 22, 2006, the Shares represented 6.0% of the approximate total 19,719,896 shares of Common Stock outstanding as previously reported by the Issuer. None of the individual Funds owns a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding.

     (b) The Reporting Person and the Funds share voting and dispositive power over the 1,177,245 shares of Common Stock held directly by the Funds.

     (c) Within the last sixty days, the Reporting Person, on behalf of the Funds, made the following acquisitions of the Common Stock in the OTC market at the prices indicated:

DATE                    NO. OF SHARES ACQUIRED      PRICE PER SHARE
----------------------- --------------------------- ------------------

December 7                9,900.00                     $  11.021
December 8                9,500.00                     $  11.021
December 11              65,000.00                     $  11.322
December 12              95,000.00                     $  11.720
December 12              25,000.00                     $  11.525
December 13              10,000.00                     $  12.240
December 15              20,500.00                     $  12.568
December 15              90,000.00                     $  12.674
December 18             100,000.00                     $  12.346
December 19              12,800.00                     $  12.076

     (d) Other than the Funds that directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) The Reporting Person is not currently, nor has it ever been, the beneficial owner of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     By virtue of the relationships between the Reporting Person and the Funds, as described in Item 2, the Reporting Person and the Funds may be deemed to be a "group" under the Federal securities laws. Except as otherwise set forth in this
Schedule 13D, the Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Funds and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that the Reporting Person is a beneficial owner of any such shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                S I G N A T U R E

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.




Date: December 22, 2006            Bay Harbour Management, L.C.




                                     /s/        Kurt Cellar
                                    -------------------------------------------
                                    Name:   Kurt Cellar
                                    Title:  Partner



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